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Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

Ihre Zeichen / Your Ref.	Unsere Zeichen/Datum / Our Ref./Date	Telefon/Telefax / Telephone/Telefax
	FRA IR, nr 12 February 2007	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

07021185

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann
Senior Vice President

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Enclosures

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

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Monthly Report 01/2007

- **Investor Info**
- **Traffic Figures**

Investor Info


80
75
70
% 65
60
55
50
71.9
73.6
64.9
65.6
69.1
69.6
2006
2007
Passenger LF
Cargo LF
Group LF

A good start into 2007
Lufthansa Passenger Airlines welcomed nearly 3.9 million passengers on board in January, an increase of 6.3 per cent, allowing last year's positive development to continue into January 2007. Capacity was expanded by 5.0 per cent and sales went up by 7.4 per cent. The passenger load factor also increased by 1.7 percentage points to 73.6 per cent.

This positive trend was visible in all traffic regions. In Europe 6.2 per cent more travellers were carried. Thanks to productivity increases, capacity in the existing fleet was expanded by 9.8 per cent and with 10.9 per cent fully sold in the market. This resulted in a rise of the load factor by 0.6 percentage points to 59.7 per cent. The capacity increase of 2.8 per cent in the Americas traffic region was matched by 5.6 per cent higher demand. Passenger numbers were up by 6.1 per cent and the passenger load factor by a clear 2.0 percentage points to 79.8 per cent.

Leading the figures for passenger growth was the Asia/Pacific traffic region with an increase of 8.3 per cent. The modest rise in capacity of 2.7 per cent was comfortably exceeded by sales growth of 7.1 per cent, resulting in an improved passenger load factor of 81.3 per cent (+3.3 PP). In the Middle East/Africa traffic region passenger numbers went up by 5.6 per cent. Available capacity rose by 6.1 per cent and was offset by a 7.9 per cent increase in demand. The passenger load factor went up accordingly, by 1.2 percentage points to 73.3 per cent.

In January Lufthansa Cargo carried 131,000 tonnes of freight and mail, 7.1 per cent more than in the previous year. Capacity grew by 6.1 per cent, sales growth was slightly ahead at 7.2 per cent. The load factor rose by 0.7 percentage points to 65.6 per cent. The highest growth rates were reported in the Americas traffic region, where freight volumes increased by 10.2 per cent and sales by 12.8 per cent compared to the previous year.

Available capacity was expanded by 12.5 per cent. The cargo load factor was therefore up by 0.2 percentage points to 70.0 per cent in total.

The Group's overall load factor was 69.6 per cent, an increase of 0.5 percentage points over the previous year.

Increasing demand for Lufthansa Private Jet
In 2006, the number of flights operated by Lufthansa Private Jet rose by 13 per cent. The customer satisfaction in this segment is scoring over 90 per cent. In order to accommodate increasing demand, capacity will be expanded. The accord with NetJets is consequently being extended for a further five-year term and cooperation intensified with the private jet provider.

Lufthansa receives Business Traveller Award 2006
Readers of the German magazine "Business Traveller Deutschland" voted Lufthansa to be the best airline in five categories and for the first time the overall best airline on routes to North and South America. Lufthansa impressed amongst others in the categories service, safety and with the redesigned Lufthansa website **www.lufthansa.com** with enhanced functionalities.

Lufthansa Cargo founds company for logistics services
With Handling Counts GmbH Lufthansa Cargo has set up a company to provide physical freight handling services for itself as well as for airfreight forwarders if required. The objective is to increase handling speed, reduce costs and to stay competitive.

Lufthansa Systems and Hapag-Lloyd Cruises expand their cooperation
Lufthansa Systems and Hapag-Lloyd Cruises signed a long-term contract for the cruise liner EUROPA to take over the maintenance and monitoring of the information and entertainment system. In addition, Lufthansa Systems will operate the e-mail system for the whole fleet of Hapag-Lloyd Cruises.

Lufthansa is building a new training centre in Seeheim-Jugenheim
With a new transparent training centre Lufthansa is investing in the future of its employees by creating a new location for communication and intercultural exchange. Start of construction is in April 2007, opening is planned for the first quarter 2009.

Lufthansa Investor Day on 25 January 2007
Lufthansa invited investors and analysts to Frankfurt to provide information on the strategy and activities of the Lufthansa Group and the segments. All presentations can be downloaded from our website www.lufthansa-financials.com.

The **next Investor Info** with the traffic figures for February will be published on 09 March 2007.

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Traffic Figures

Lufthansa Passenger Airlines*	January 2007	Yoy %	Cumulative	Yoy %
Passengers in 1,000	3,851	+ 6.3	3,851	+ 6.3
Available seat-kilometres (mio)	11,862	+ 5.0	11,862	+ 5.0
Revenue pax-kilometres (mio)	8,593	+ 7.4	8,593	+ 7.4
Passenger load-factor (%)	73.6	+ 1.7P.	73.6	+ 1.7P.
Number of Flights	48,896	+ 1.9	48,896	+ 1.9
Lufthansa Cargo AG	**January 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	131	+ 7.1	131	+ 7.1
Available Cargo tonne-km (mio)	922	+ 6.1	922	+ 6.1
Revenue Cargo tonne-km (mio)	605	+ 7.2	605	+ 7.2
Cargo load-factor (%)	65.6	+ 0.7P.	65.6	+ 0.7P.
Number of Flights	1,684	- 7.7	1,684	- 7.7
Lufthansa Group	**January 2007**	**Yoy %**	**Cumulative**	**Yoy %**

Available tonne-kilometres (mio)	2,122	+ 6.5	2,122	+ 6.5
Revenue tonne-kilometres (mio)	1,470	+ 7.3	1,470	+ 7.3
Overall load factor (%)	69.6	+ 0.5P.	69.6	+ 0.5P.
Number of Flights	50,580	+ 1.6	50,580	+ 1.6

Traffic regions

Europe (incl. Germany)	**January 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	2,905	+ 6.2	2,905	+ 6.2
Available seat-kilometers (mio)	3,517	+ 9.8	3,517	+ 9.8
Revenue pax-kilometers (mio)	2,098	+ 10.9	2,098	+ 10.9
Passenger load-factor (%)	59.7	+ 0.6P.	59.7	+ 0.6P.
Cargo/mail in 1,000 tonnes	55	+ 7.3	55	+ 7.3
Available Cargo tonne-km (mio)	93	+ 5.0	93	+ 5.0
Revenue Cargo tonne-km (mio)	41	+ 8.9	41	+ 8.9
Cargo load-factor (%)	43.7	+ 1.6P.	43.7	+ 1.6P.

America (North and South)	**January 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	420	+ 6.1	420	+ 6.1
Available seat-kilometers (mio)	3,816	+ 2.8	3,816	+ 2.8
Revenue pax-kilometers (mio)	3,046	+ 5.6	3,046	+ 5.6
Passenger load-factor (%)	79.8	+ 2.0P.	79.8	+ 2.0P.
Cargo/mail in 1,000 tonnes	34	+ 10.2	34	+ 10.2
Available Cargo tonne-km (mio)	335	+ 12.5	335	+ 12.5
Revenue Cargo tonne-km (mio)	234	+ 12.8	234	+ 12.8
Cargo load-factor (%)	70.0	+ 0.2P.	70.0	+ 0.2P.

Asia/Pacific	**January 2007**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	349	+ 8.3	349	+ 8.3
Available seat-kilometers (mio)	3,247	+ 2.7	3,247	+ 2.7
Revenue pax-kilometers (mio)	2,639	+ 7.1	2,639	+ 7.1
Passenger load-factor (%)	81.3	+ 3.3P.	81.3	+ 3.3P.
Cargo/mail in 1,000 tonnes	33	+ 5.2	33	+ 5.2
Available Cargo tonne-km (mio)	406	+ 1.4	406	+ 1.4
Revenue Cargo tonne-km (mio)	282	+ 3.0	282	+ 3.0
Cargo load-factor (%)	69.4	+ 1.2P.	69.4	+ 1.2P.

Middle East and Africa	January 2007	Yoy %	Cumulative	Yoy %
Passengers in 1,000	176	+ 5.6	176	+ 5.6
Available seat-kilometers (mio)	1,089	+ 6.1	1,089	+ 6.1
Revenue pax-kilometers (mio)	798	+ 7.9	798	+ 7.9
Passenger load-factor (%)	73.3	+ 1.2P.	73.3	+ 1.2P.
Cargo/mail in 1,000 tonnes	9	+ 2.0	9	+ 2.0
Available Cargo tonne-km (mio)	88	+ 7.3	88	+ 7.3
Revenue Cargo tonne-km (mio)	48	+ 5.5	48	+ 5.5
Cargo load-factor (%)	54.5	- 0.9P.	54.5	- 0.9P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

9 February 2007

Lufthansa Private Jet from success to success

25.01.2007

Successful year 2006 - Agreement with NetJets prolonged for further five years

Lufthansa Private Jet, the exclusive top-end service for individual and flexible air travel, has written another chapter in its success story. In 2006, the number of flights operated in this segment rose by 13 per cent. Up to ten private aircraft were booked daily during the year. The highest demand accounting for about 60 per cent of the total came from point-to-point connections to around 1,000 destinations in Europe and the Russian Federation. But the number of private jet flights offered in combination with long-haul services through the Frankfurt, Munich and Zurich hubs has also increased significantly since mid-2006. Customer satisfaction scoring over 90 per cent shows how positively customers are responding to the Lufthansa Private Jet service. "We are delighted that our innovative product has become so firmly established in the market so soon after its launch. Lufthansa Private Jet, offering customers à la carte mobility, has meantime become a firm fixture in our full-service strategy," observed Thierry Antinori, Executive Vice President Marketing and Sales at Lufthansa Passenger Airlines. "Our customers appreciate especially the opportunity of enjoying the exclusive Lufthansa First-Class amenities on the Private Jet service and making their journey even more comfortable."

The accord with NetJets is consequently being extended for a further five-year term and cooperation intensified with the private jet provider. From now on, more jets will be on call, daily, in order to accommodate increased demand for the Lufthansa Private Jet service. In future, the Falcon 2000, which seats up to ten passengers in comfort, will also be available to customers daily.

The Lufthansa Private Jet service is on offer at an attractive fixed price, depending on the flight route and including all charges and costs. Guests flying with the jets travel free. The entire itinerary is coordinated by an event manager. A personal service team is available for customers, round-the-clock. In-flight catering and entertainment are tailored to individual requirements and passengers have full use at any time of First-Class services laid on at the airport by Lufthansa, SWISS or Lufthansa partners. Lufthansa Private Jet bookings can be made on the dedicated hotline +49 (0) 18 02 99 33 00 for Germany and the rest of Europe, and on 0888 261 0814 for the US and Canada.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Lufthansa Cargo founds company for logistics services

30.01.2007

Handling Counts GmbH takes on physical freight handling

Lufthansa Cargo has set up a company to provide freight handling services for itself as well as for airfreight forwarders. The new Handling Counts GmbH, a wholly-owned subsidiary of Lufthansa Cargo, will begin operating initially at the Frankfurt base but intends to extend its activities later across the whole of Germany.

"We have founded this company in consultation with our collective bargaining partners – and, in the physical cargo handling area, we will be absolutely competitive in respect of both costs and efficiency," said Karl-Heinz Köpfle, Board Member Operations Lufthansa Cargo AG.

With a workforce of up to 100 staff initially, Handling Counts GmbH is to provide services for Lufthansa Cargo AG, while additionally seeking to exploit market opportunities that come on stream at Frankfurt Airport, Europe's biggest air cargo hub. To that end, the new company will in future participate in competitive bidding for handling services put out to tender by airfreight forwarders and airlines.

Christian Haug, Managing Director of Handling Counts GmbH: "Our objective is to rank among the Top 3 warehouse logistics services providers in Frankfurt. Our proximity to Lufthansa Cargo will allow us to coordinate our processes so as to increase handling speed and reduce costs accordingly."

The new company will for the time being be based on the Lufthansa Cargo complex in CargoCity North, but plans in the medium term to move to CargoCity South.

Lufthansa Cargo AG
Corporate Communications
www.lufthansa-cargo.com

Thomas Cook AG achieves record results in financial year 2005/2006

01.02.2007

Post-tax profit of 171 million euro – Equity return reaches 25.5 percent – Price leadership asserted and additional market share gained – Increased results anticipated for 2006/2007

Oberursel, 1 February 2007 - Thomas Cook AG, one of Europe's leading leisure travel operators, achieved a record result in financial year 2005/2006 with pre-tax profits (EBT) of 205.8 million euro and profit for the year amounting to 170.8 million euro. "After successful restructuring and strategic realignment, we once again have a very solid foundation", says Manny Fontenla-Novoa, CEO of Thomas Cook AG. "The corporation has a very good financial standing and the future looks good. Thanks to the pending sale to KarstadtQuelle, we now have a clear perspective in terms of growth and the future."

Sales growth above industry average
Turnover at Thomas Cook AG increased in financial year 2005/2006 by 1.6 percent from 7.661 billion euro to 7.780 billion euro. Minus divestments, the increase in growth was in fact 3.5 percent. This positive development was achieved despite the Europe-wide stagnation of the tourism industry. Thomas Cook achieved increases in market shares on almost all European markets. The number of passengers transported increased by 366,000 to 13.61 million, an increase of 2.8 percent.

EBITA improved by 18.3 percent
The gross yield margin reduced slightly in the past financial year by 1.8 percentage points to 22.2 percent. This decline is due mainly to the dramatic increase in the price of oil. The result before interest, taxes on earnings and decline in economic usefulness (EBITA) improved by 35.3 million euro or 18.3 percent to 228.5 million. Results before taxes on earnings (EBT) increased even more significantly by 65.8 million euro to 205.8 million euro.

Net balance for the first time
"Thanks to considerably lower interest burden debts have a positive effect on the EBTA in particular", claims Ludger Heuberg, Director of Finance on the Board at Thomas Cook AG. For the first time in its history, Thomas Cook has a positive balance of 55.9 million euro on the financial statement date instead of net indebtedness. "That confirms the sustainability of our reorganisation," continued Ludger Heuberg.

All segments in the black
Since 1 May 2006, the Thomas Cook Group has been broken down into three segments: Continental Europe, Great Britain and Airlines Germany. Each of these three operative segments succeeded in contributing to the positive overall Group result. Continental Europe improved its EBT by 25.5 million euro to 93 million euro with a major role being played by the early-booking strategy successfully implemented in the German key sales market which was given a positive reception by customers as well as significantly reducing the number of last-minute bookings. Great Britain was also able to increase its EBT by 14.7 million euro to 127.5 million euro although the British travel market recorded a 5.4% decline during the past financial year, mainly because of the football world championships and the record-breaking summer. Despite the exorbitant increase in the price of kerosene, Condor, the Group-owned airline, recorded a positive EBT of 18.0 million euro.

Investments in personnel
The number of employees decreased by 3.531 in the financial year under review to 19,775. These lay-offs are largely attributable to disinvestments - primarily the sale of Thomas Cook India and Aldiana. After a two-year restructuring period, Thomas Cook AG is once again raising its expenditure to safeguard the availability of junior staff as well as training. The number of trainees has increased and a group of junior staff was selected for a promotion programme.

Outlook
Experts are expecting economic growth of 1.7 percent in Europe for 2007 – following last year's 2.7 percent.

Thomas Cook believes that further increases in turnover and results will be possible again this year, and that additional market shares will be acquired. The disinvestment programme, most of which has already been implemented, is to be continued and strategic alignment is to focus on core business. The current year is marked by a particular concentration on developing a Group-wide IT-production platform which is going to enter the implementation phase in Great Britain in autumn. "The difficult economic environment prevailing in the tourism industry will promote consolidation within the sector", claims CEO Fontenla-Novoa. "Once again, Thomas Cook is in a position to play an active role in this process."

Thomas Cook AG
Corporate Communications / Press Office
www.thomascook.info

	2004/2005	2005/2006	Change
Transported customers (in thousands)	13,242.8	13,608.1	+ 2.8 %
Sales (EUR million)	7,661.2	7,780.2	+ 1.6 %
* without divestments			+ 3.5 %
Continental Europe (EUR million)	4,484.6	4,574.6	+ 2.0 %
UK & Ireland (EUR million)	2,503.6	2,484.9	- 0.7 %
Airlines in Germany (EUR million)	1,130.8	1,242.3	+ 9.9 %
Income position			
Earning before taxes (EBT) in EUR million	140.0	205.8	+ 65.8 m
Financial condition			
Balance sheet total (to 31.10.) (EUR million)	4,159.9	3,965.7	- 4.7 %
Capital expenditure (EUR million)	69.2	76.6	+ 10.7 %
Operative cash flow (EUR million)	390.8	182.7	- 53.2 %
Net debt (EUR million)	279.3	- 55.9	- 120.0 %
Human resources			
Number of employees (as an annual average)	23,306	19,775	- 15.2 %

END